GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

June 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)
Variable Annuity-2 Series Account of each company (the “Registrants”)
Smart Track Advisor Variable Annuity and Smart Track II - 5 Year Variable Annuity of each Registrant (collectively the “Contracts”)
Post-Effective Amendments Nos. 2 and 10 to the Registration Statements on Form N-4
(collectively the “Amendments”)
File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091; 811-05961 & 333-203265

Commissioners:

On behalf of Great-West and the above-named Registrants and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendments to each Registrants’ registration statement (the “Registration Statements”) for the Contracts.

The Registrants are filing the Amendments for the purposes of:

(i) amending the GLWB Riders and revising relevant prospectus disclosures to permit Owners to reject any future increase in the Guarantee Benefit Fee by electing to withdraw or Transfer their entire Covered Fund Value thereby terminating the GLWB Rider, or by electing to allocate their entire Covered Fund Value to a limited set of Covered Funds;

(ii) endorsing the Smart Track Advisor Variable Annuity Contracts (the “STA Contracts”) and revising relevant prospectus disclosure to add a new list of Sub-Accounts investing in Investment Strategy Portfolios that may only be accessed with payment of an additional asset-based fee (the “Fund Facilitation Fee”); and

(iii) revising relevant disclosure in the prospectuses for the Smart Track II - 5 Year Variable Annuity Contracts (the “STII5 Contracts”) to facilitate withdrawals from Investment Strategy Account Value to pay a Consultant fee.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the Amendments (marked to show changes) to Mr. Frank Buda in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of each Amendment.

I.    Summary of Changes

To facilitate the Commission staff's review of the Amendments, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

A. Guarantee Benefit Fee Change provision (both STA Contracts and STII5 Contracts)

Guaranteed Lifetime Withdrawal section, Guarantee Benefit Fee (page 44 of the attached STA GWLA Courtesy Copy). Currently, the GLWB Riders permit Great-West to increase the Guarantee Benefit Fee (the “GBF”) at Great-West’s discretion upon a minimum 30 days prior written notice, subject to the maximum GBF and other terms of the GLWB Riders. The GLWB Rider amendments give Owners two options to reject the increased GBF. First, Owners may Request to withdraw or Transfer their entire Covered Fund Value from the Income Strategy, thereby terminating their GLWB Rider. Second, Owners may Request to allocate their entire Covered Fund Value to a limited selection of Covered Funds. These Covered Funds have investment strategies that do not generally target more than 50% equity exposure. Disclosure has been provided to note that, while electing to allocate Covered Fund Value to the specified Covered Funds will prevent an increase in the GBF, this also means foregoing possible market gains in the other Covered Funds, which could reduce Owners’ Benefit Base and the value of their GLWB Rider. Because we believe Owners may require additional time to consider these options in the event that we provide notice of an increase in the GBF, we have also extended the minimum notice we will provide from 30 days to 60 days.

B. Fund Facilitation Fee (STA Contracts only)

Prospectus cover pages (page 4 of the attached STA GWLA Courtesy Copy). An endorsement to the STA Contracts permits allocation to a new set of Sub-Accounts that invest in Investment Strategy Portfolios which may only be accessed with additional payment of a Fund Facilitation Fee (the “FFF Portfolios”). Disclosure has been added in the STA Contract prospectuses after the list of Investment Strategy Portfolios and before the Income Strategy Covered Funds regarding the new FFF Portfolios. The list of FFF Portfolios will be provided by amendment.

Definition Section (page 9 of the attached STA GWLA Courtesy Copy). New definitions have been provided for the FFF Portfolios and for the Fund Facilitation Fee.

Definition Section (page 11 of the attached STA GWLA Courtesy Copy). The definition of ‘Portfolio’ and the definition of ‘Sub-Account’ have been revised to refer to the FFF Portfolios.

Fee Tables (page 12 of the attached STA GWLA Courtesy Copy). An additional row has been added showing the maximum and current Fund Facilitation Fee.

Fee Examples (pages 13 and 14 of the attached STA GWLA Courtesy Copy). An additional Fee Example has been provided to demonstrate the maximum cost of investing exclusively in Sub-Accounts investing in the FFF Portfolios. We will complete the Fee Examples by amendment. Because some of the current Investment Strategy Portfolios have relatively higher fees before waivers and reimbursements, we expect the most expensive Fee Example will still be the Investment Strategy maximum M&E Charge Example. However, when we amend these Fee Examples we will present the most costly Fee Example first.

Summary Section, Allocating Your Contributions (page 16 of the attached STA GWLA Courtesy Copy). Disclosure has been added to state that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

Annuity Account Value section (page 27 of the attached STA GWLA Courtesy Copy). Disclosure has been added to note that that the Fund Facilitation Fee is deducted from Annuity Account Value. The calculation of the Net Investment Factor disclosure has also been revised to explain the deduction of the Fund Facilitation Fee.

Transfers section (page 28 of the attached STA GWLA Courtesy Copy). Disclosure has been added to note that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

Automatic Custom Transfers section, Dollar Cost Averaging (pages 29 and 30 of the attached STA GWLA Courtesy Copy). Disclosure has been added to note that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

Automatic Custom Transfers section, Rebalancer (page 30 of the attached STA GWLA Courtesy Copy). Disclosure has been added to note that Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

Charges and Deductions section (page 38 of the attached STA GWLA Courtesy Copy). Disclosure has been added that the Fund Facilitation Fee is a charge under the Contract, if applicable.

Charges and Deductions section, Fund Facilitation Fee (page 39 of the attached STA GWLA Courtesy Copy). Detailed disclosure has been added explaining how the Fund Facilitation Fee will operate. A list of the FFF Portfolios will be provided by amendment.

C. Consultant Fee Withdrawals (STII5 Contracts only)

The STII5 Contract prospectuses have been revised to permit Owners to direct Great-West to withdraw amounts from the Contract to pay one or more investment managers or financial advisors designated by the Owner to provide advisory services to the Owner (“Consultant”). These withdrawals will be treated as any other withdrawal from the Contract and will count against an Owner’s annual 10% free withdrawal amount. To the extent an Owner has already withdrawn his or her annual 10% free withdrawal amount, a Withdrawal Charge may apply, the impact of which has been disclosed.

Definitions section (page 8 of the attached STII5 GWLA Courtesy Copy). A new definition has been provided for Consultant

Withdrawals to Pay Consultant Fees section (page 32 of the attached STII5 GWLA Courtesy Copy). Detailed disclosure has been provided that Owners may Request partial withdrawals from their Investment Strategy Account Value to pay a designated Consultant. Disclosure has been included that Consultant fees taken from Investment Strategy Account Value will reduce the annual ‘free withdrawal amount,’ and if the 10% free withdrawal amount has been withdrawn, a further withdrawal in that year (including a withdrawal to pay a designated Consultant) would be subject to the applicable Withdrawal Charge, if any. A cross reference has been provided to the more detailed “Free Withdrawals” section. Further, disclosure has been included to state that Consultant fees may not be taken from the Income Strategy, and that they may be taken from other assets managed by the Consultant rather than from the Contract to avoid reducing Contract benefits.

Tax Consequences of Withdrawals section (page 32 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to indicate that withdrawals to pay Consultants may be taxable.

Death Benefit section (page 33 of the attached STII5 GWLA Courtesy Copy). Disclosure has been provided to state that Owners may Request partial withdrawals from their Investment Strategy Account Value to pay a designated Consultant. Disclosure has been included to explain that Consultant fees taken from Investment Strategy Account Value will reduce the Death Benefit like any other withdrawal, will also reduce the annual 10% ‘free withdrawal amount,’ and could be subject to a Withdrawal Charge. A cross reference has been provided to the more detailed “Free Withdrawals” section. Further, disclosure has been included to state that Consultant fees may not be taken from the Income Strategy, and that they may be taken from other assets managed by the Consultant rather than from the Contract to avoid the imposition of a Withdrawal Charge or impact the Investment Strategy Account Value.

Charges and Deductions section (pages 36 and 37 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to state that the Contract permits deductions from Investment Strategy Account Value to pay Consultants, subject to the terms of any agreement between the Owner and Consultant.

Charges and Deductions section, Free Withdrawals (pages 37 and 38 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to indicate that withdrawals to pay Consultant fees reduce the annual 10% free withdrawal amount, and could be subject to a Withdrawal Charge. Also, a cross-reference has been provided to the more detailed disclosure under “Withdrawals to Pay Consultant Fees.”

Periodic Withdrawals section (page 39 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to state that Owners may Request a periodic withdrawal to pay Consultant fees, and that there may be income tax consequences for such a withdrawal. A cross-reference has been provided to the more detailed disclosure under “Withdrawals to Pay Consultant Fees.”

Annuity Payout From the Investment Strategy section, Other Restrictions (page 40 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added that once payout from the Investment Strategy have begun, no further withdrawals will be allowed including withdrawals to pay Consultant fees, other than withdrawals made to provide annuity benefits or satisfy the terms of a GLWB Rider.

Distribution of the Contracts section (page 63 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to state that Consultants may charge an advisory or similar fee under separate agreements between Owners and the Consultants. Further disclosure has been added that Great-West is not responsible for the advice provided by Consultants, and that Great-West does not endorse any Consultant or make representations as to their qualifications.

D. Additional Changes

In addition to the above changes, the Registrants have made other non-material editorial revisions to increase the clarity of existing disclosures.

II.    Request for Selective Review

The Registrants respectfully request selective review of the Amendments pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants note that, in the 2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrants state as follows:

(i)	The material changes made in the Amendments from the prior filings may be summarized as follows:

•
disclosure related to amendments to the STA and STII5 GLWB Riders that permit Owners to reject any future increase in the Guarantee Benefit Fee by either Requesting to withdraw or Transfer their entire Covered Fund Value from the Income Strategy, thereby terminating their GLWB Rider, or by Requesting to allocate their entire Covered Fund Value to a limited set of Covered Funds;

•
disclosure related to endorsements to the STA Contracts to add a new list of Investment Strategy Portfolios (the FFF Portfolios), the Sub-Accounts of which may only be accessed with payment of an additional asset-based fee (the Fund Facilitation Fee); and

•	revised disclosure in the prospectuses for the STII5 Contracts to facilitate withdrawals from Investment Strategy Account Value to pay Consultant fees.

(ii)	Other than the material changes noted above in (i), Registrants believe there are no specific areas in the Amendments that warrant particular attention.

Accordingly, the Registrants respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in each prospectus.

* * *

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

cc:	Frank Buda, Esq.
Division of Investment Management
Disclosure Review Office No. 3